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                           June 12, 2020

       Joseph Cammarata
       Chief Executive Officer
       Investview, Inc.
       234 Industrial Way West, Ste. A202
       Eatontown, New Jersey 07724

                                                        Re: Investview, Inc.
                                                            Post-Effective
Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed June 2, 2020
                                                            File No. 333-236563

       Dear Mr. Cammarata:

              We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Post-Effective Amendment No. 1 to Registration Statement on Form S-1

       General

   1. Please amend your filing to include updated Executive Compensation disclosure for your most recently completed
fiscal year. See Item 402 of Regulation S-K.
 Joseph Cammarata
FirstName LastNameJoseph Cammarata
Investview, Inc.
Comapany NameInvestview, Inc.
June 12, 2020
Page 2
June 12, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-3442 with
any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Lawrence R. Lonergan, Esq.